Q3 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted.

Pan American Silver reports third quarter 2023 results
Vancouver, B.C. - November 7, 2023 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") reports unaudited results for the quarter ended September 30, 2023 ("Q3 2023").
"We are reaffirming our annual 2023 guidance ranges for silver and gold production with the expectation that production for both will come in at the low end of the ranges. We expect Gold Segment Cash Costs and AISC to be within the guidance ranges and Silver Segment Cash Costs and AISC to be marginally above their guidance ranges," said Michael Steinmann, President and Chief Executive Officer. "While mine operating performance was broadly in line with the plan across the portfolio, ventilation constraints at La Colorada and lower grades at El Peñon weighed on silver and gold production."
"With the recent sales of the MARA project, the Morococha mine and our interest in Agua de la Falda, which was completed on November 6, 2023, we have advanced our objectives to rationalize the portfolio as well as reduce debt and future financial obligations. We expect to save approximately $90 million in cash annually, primarily from the elimination of care and maintenance, project development and reclamation costs associated with MARA and Morococha, in addition to interest expense from having repaid the $280 million that was drawn on our credit facility at the end of June 30, 2023."
"We expect to capture a further $40 million to $60 million in annual savings through synergies associated with integrating the Yamana assets. The integration is progressing well, and we are currently evaluating optimization and exploration plans for the newly acquired mines. We will also continue to evaluate ways to further rationalize our overall portfolio," added Mr. Steinmann.
The following highlights for Q3 2023 include certain measures that are not generally accepted accounting principles ("non-GAAP") financial measures. Please refer to the section titled “Alternative Performance (Non-GAAP) Measures” at the end of this news release for further information on these measures.
Consolidated Q3 2023 Highlights:
•Silver production of 5.7 million ounces and gold production of 244.2 thousand ounces. Silver production was at the low end and gold production was slightly below management's guidance ranges for Q3 2023.
•Revenue was $616.3 million.
•Net loss of $22.7 million ($0.06 basic loss per share), impacted by higher taxes.
•Adjusted earnings were $3.1 million, or $0.01 adjusted earnings per share.
•Cash flow from operations was $114.6 million, net of $35.8 million in tax payments.
•Silver Segment Cash Costs and All-in Sustaining Costs ("AISC") per silver ounce of $13.13 and $18.19, respectively.
•Gold Segment Cash Costs and AISC per gold ounce of $1,187 and $1,451, respectively.
•Based on operating results to date, and expected results for the remainder of the year, the Company reaffirms its 2023 Operating Outlook, as provided in the Company's Q1 2023 MD&A dated May 10, 2023, for silver and gold production but expects both to be at the low-end of their respective annual guidance ranges, and Silver Segment Cash Costs and AISC to come in marginally above the high-end of the guidance ranges. The Company reaffirms its 2023 Operating Outlook for production of base metals, Gold Segment Cash Costs and AISC, and sustaining and project capital expenditures, all of which are expected to be within guidance ranges.
•As at September 30, 2023, the Company had working capital of $832.1 million, inclusive of cash and investments of $386.0 million, and $750.0 million available under its revolving sustainability-linked credit facility ("SL-Credit Facility"). The Company made a net repayment of $280.0 million on the SL-Credit Facility in Q3 2023. Total debt of $809.1 million is primarily related to two senior notes Pan American

PAN AMERICAN SILVER CORP.	1

Q3 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted.

assumed through the acquisition of Yamana Gold Inc. ("Yamana"), as well as construction and other loans and leases.
•A cash dividend of $0.10 per common share with respect to Q3 2023 was declared on November 7, 2023, payable on or about December 1, 2023, to holders of record of Pan American’s common shares as of the close of markets on November 20, 2023. For the nine-months ended September 30, 2023, the Company paid cash dividends totaling $94.0 million. The dividends are eligible dividends for Canadian income tax purposes.
•At the La Colorada mine, the Company invested $14.0 million of project capital in Q3 2023 to advance the La Colorada Skarn project, largely for exploration and the preliminary economic study underway, as well as advancing the excavation of the concrete-lined ventilation shaft. The shaft reached a depth of 522 meters by the end of Q3 2023 and is expected to be fully excavated to a depth of 593 meters by the end of 2023. The installation of two large exhaust fans on the surface of the shaft is expected to be completed by mid-2024, following which ventilation conditions in the mine are expected to improve significantly. The preliminary economic study for the Skarn project is on schedule to be released by year-end 2023.
•At the Escobal mine in Guatemala, Pan American hosted three visits to the mine for Xinka Indigenous representatives and their advisors and participated in several other meetings with the Xinka representatives and Guatemala’s Ministry of Energy and Mines during Q3 2023. At this time, no date has been set for the completion of the ILO 169 consultation process, or a potential restart of operations at Escobal. In September 2023, Guatemala’s Chamber of Industry awarded Pan American first place in the Environment category for a reforestation and conservation project, which involved an innovative approach for the reproduction of native oak trees within the Escobal mine area.
Completion of the sale of Agua de la Falda
On November 6, 2023, Pan American completed the previously announced divestment of its 57.74% interest in Agua de la Falda S.A. (“ADLF”), a Chilean company that holds the historical Jeronimo project, located in the Atacama region of northern Chile, as well as several adjoining concessions.
Under the terms of the agreement, Rio Tinto Chile SPA (“Rio Tinto”), a subsidiary of Rio Tinto Limited, paid US$45.55 million, in cash, for the shares in ADLF and granted to a Pan American subsidiary a net smelter return royalty of 1.25% on all precious metals and a net smelter return royalty of 0.2% on all base metals, on production from certain mineral concessions of ADLF, applied on a pro rata basis in accordance with the ownership interest acquired in such concessions. The remaining 42.26% interest is held by Corporación Nacional del Cobre de Chile.

PAN AMERICAN SILVER CORP.	2

Q3 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted.

CONSOLIDATED RESULTS

	Three months ended September 30, 2023	Twelve months ended December 31, 2022
Weighted average shares during period (millions)	364.4	210.5
Shares outstanding end of period (millions)	364.4	210.7

	Three months ended September 30,
	2023	2022
FINANCIAL
Revenue	$616.3	$338.9
Mine operating earnings (loss)	$61.9	$(21.8)
Net loss	$(22.7)	$(71.2)
Basic loss per share(1)	$(0.06)	$(0.34)
Adjusted earnings (loss)(2)	$3.1	$(2.8)
Basic adjusted earnings (loss) per share(1)	$0.01	$(0.01)
Net cash generated from operating activities	$114.6	$54.4
Net cash generated from operating activities before changes in working capital(2)	$117.6	$32.8
Sustaining capital expenditures(2)	$76.7	$48.7
Non-sustaining capital expenditures(2)	$48.7	$26.2
Cash dividend paid per share	$0.10	$0.11
PRODUCTION
Silver (thousand ounces)	5,687	4,537
Gold (thousand ounces)	244.2	128.8
Zinc (thousand tonnes)	9.5	8.9
Lead (thousand tonnes)	4.9	4.4
Copper (thousand tonnes)	1.2	0.9
CASH COSTS(2) ($/ounce)
Silver Segment	13.13	14.62
Gold Segment	1,187	1,184
AISC(2) ($/ounce)
Silver Segment	18.19	17.97
Gold Segment	1,451	1,614
AVERAGE REALIZED PRICES(3)
Silver ($/ounce)	23.11	18.76
Gold ($/ounce)	1,927	1,705
Zinc ($/tonne)	2,336	3,232
Lead ($/tonne)	2,170	1,944
Copper ($/tonne)	8,343	7,707
(1)Per share amounts are based on basic weighted average common shares.
(2)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(3)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.
Cash Costs, AISC, adjusted earnings, basic adjusted earnings per share, sustaining and non-sustaining capital, working capital, total debt and net cash are non-GAAP financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
This news release should be read in conjunction with Pan American's unaudited Condensed Interim Consolidated Financial Statements and our MD&A for the three and nine months ended September 30, 2023. This material is available on Pan American’s website at panamericansilver.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

PAN AMERICAN SILVER CORP.	3

CONFERENCE CALL AND WEBCAST

Date:	November 8, 2023
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-888-886-7786 (toll-free in Canada and the U.S.)
+1-416-764-8658 (international participants)
Conference ID:	94321211
Webcast:	https://events.q4inc.com/attendee/486024912
The live webcast, presentation slides and the report for Q3 2023 will be available at https://www.panamericansilver.com/invest/events-and-presentations/. An archive of the webcast will also be available for three months.
About Pan American
Pan American Silver is a leading producer of precious metals in the Americas, operating silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for nearly three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
Follow us on LinkedIn
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are non-GAAP financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Cash Costs. Pan American's method of calculating cash costs may differ from the methods used by other entities and, accordingly, Pan American's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
•Adjusted earnings and basic adjusted earnings per share. Pan American believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits ("AISC"). Pan American has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and Pan American believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect Pan American's consolidated earnings and cash flow.
•Total debt is calculated as the total current and non-current portions of: long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the financial debt leverage of Pan American.

PAN AMERICAN SILVER CORP.	4

Q3 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted.

•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate whether Pan American is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as the sum of cash and cash equivalents, Short-term Investments, and the amount available on the Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the liquid assets available to Pan American.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American’s Q3 2023 MD&A for a more detailed discussion of these and other non-GAAP measures and their calculation.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals forecasted for 2023, our estimated Cash Costs and AISC, and our sustaining and project capital expenditures in 2023; the anticipated synergies associated with the Yamana integration; expectations with respect to mineral grades and the impact of any variations relative to actual grades experienced; the anticipated dividend payment date of December 1, 2023; the anticipated impact of the disposition of non-core assets on Pan American’s future financial or operational performance; the estimated timing for the release of the preliminary assessment of the La Colorada Skarn deposit; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; and Pan American’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate sustainability-linked credit facility or otherwise, to sustain our business and operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP and BRL versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the

PAN AMERICAN SILVER CORP.	5

Q3 2023 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants, except per share amounts, unless otherwise noted.

United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, including in Chubut, Argentina, risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively; and those factors identified under the caption "Risks of the Business" in Yamana's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively.
Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	6